

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 13, 2007

Ms. Melanie Farrand
Treasurer and Principal Financial Officer
Shoshone Silver Mining Company
403 7th Street, Suite 207
Wallace, Idaho 83873

       Re: Shoshone Silver Mining Company
              Form 10-KSB for the Fiscal Year Ended December 31 2006
              Filed May 21, 2007
              Response Letter Dated November 15, 2007
              File No. 0-31184

Dear Ms. Farrand:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006

General

1.   We have identified various aspects of the issues raised in our prior comments that were not sufficiently addressed in the amendment to your 10-KSB; these are discussed in greater detail in the comments in this letter. When preparing amendments to your periodic reports, you should indicate the amendment number on the cover of the report to comply with Rule 12b-15 of Regulation 12B. You should also include an explanatory paragraph at the forefront of your document

explaining the reasons you are amending the report, and referring readers to specific locations within the document where further details are presented. Although you did not properly label your first amendment to the 10-KSB, your next amendment should be identified as Amendment 2. Please call us at your earliest convenience to discuss this matter in further detail.

Statements of Operations and Comprehensive Income, page 36

2.   We have read your response to prior comment eight, describing how you have calculated the *Net gain on sale of securities* reported in your Statements of Operations, amounting to $310,412. Tell us why this amount differs from the reconciling adjustment in the operating section of your Statements of Cash Flows, amounting to $175,272, which you have labeled *Net gain on sale of investments*.

As for the gain on sale of load claim, we see that you have segregated a figure of $13,907 from the $120,000 gain previously shown as a reconciling item in the operating section of your Statements of Cash Flows to yield the $133,907 gain reported in your Statements of Operations, and are not reporting the smaller amount in the investing section as *Proceeds from sale of load claim*. However, in your response, you state that you received proceeds of $150,000. Tell us why the amounts you identify as proceeds for the load claims do not agree. We reissue prior comment eight.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Financial Statements

3.   We understand from your response to prior comment one that you will be amending your interim reports on Form 10-QSB, as necessary to be consistent with the revisions made to your annual report. Please ensure that in amending your interim financial statements that you comply with the reporting provisions of paragraph 11 of SFAS 7, for development stage enterprises, from the date of inception through September 30, 2007 (use the earlier interim dates for the first and second quarters). Also ensure that you properly label the amendments. Please submit your interim amendments as soon as possible.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief